UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Dated: July 17, 2014

Commission File Number 001-32520

NEWLEAD HOLDINGS LTD.

(Translation of registrant’s name into English)

NewLead Holdings Ltd.

83 Akti Miaouli & Flessa Str.

185 38 Piraeus Greece

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

On July 17, 2014, the common shares of NewLead Holdings Ltd. (the “Company”) were halted from trading on The NASDAQ Stock Market system as a result of a NASDAQ inquiry regarding the Company’s efforts to switch transfer agents. Consequently, as a result of the halt, which would have continued through a determination pursuant to the upcoming delisting hearing before a NASDAQ Listing Qualifications Panel, and discussions with the NASDAQ Staff about the likelihood of success at such upcoming hearing, the Company determined to voluntarily delist from NASDAQ and transfer to the over-the-counter market. As a result of its recent trading halts, the Company will be required to have a market maker file an application on Form 15c2-11 with FINRA in order to have its common shares trade on an OTC market other than the Grey Market on which it is currently trading. Once the Form 15c-211 is cleared, the Company hopes to have its shares trade on the OTCQB market. The Company has engaged a market maker to file the necessary application with FINRA. The Company intends to make a further announcement regarding its trading market once the application is cleared.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 24, 2014

NEWLEAD HOLDINGS LTD.

By:	/s/ Michail Zolotas
Name: Michail Zolotas
Title: Chief Executive Officer